

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2026

David Palach
Chief Executive Officer
Nexentis Technologies Inc.
Pinhas Sapir St. 3, Kiryat HaMada
Ness Ziona 7403626, Israel

> **Re: Nexentis Technologies Inc.**
> **Registration Statement on Form S-3**
> **Filed April 16, 2026**
> **File No. 333-295100**

Dear David Palach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Soumas, Esq.